

**6900 Paseo Padre Parkway**
**Fremont, California  94555-3660**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
### To Be Held
### August 12, 2003

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Network Equipment Technologies, Inc., doing business as net.com (hereinafter "net.com" or the "Company"), a Delaware corporation, will be held on Tuesday, August 12, 2003, at 10:00 a.m., local time, at the principal offices of net.com, 6900 Paseo Padre Parkway, Fremont, California, for the following purposes:

1. To elect David R. Laube and Hubert A. J. Whyte as Class I Directors to serve until the Annual Meeting of Stockholders in the year 2006 and until a successor, if any, is elected or appointed, or until death, resignation or removal.

2. To ratify the appointment of Deloitte & Touche LLP as the independent accountants of the Company for the fiscal year ending March 26, 2004.

3. To approve an amendment to the Company's 1993 Stock Option Plan making various changes, including extending the term of the plan five years.

4. To approve an amendment to the Company's 1998 Employee Stock Purchase Plan clarifying the administrator's ability to designate subsidiaries for participation in the plan.

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on June 30, 2003 are entitled to notice of and to vote at the Annual Meeting and at any continuation or adjournment of the Annual Meeting.

By order of the Board of Directors,

Fremont, California                                          HUBERT A.J. WHYTE
July 8, 2003                                                  President and Chief Executive Officer

**ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON.  HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE URGED TO VOTE, SIGN, AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE  OR VOTE VIA TELEPHONE OR THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD.**



**6900 Paseo Padre Parkway**
**Fremont, California 94555-3660**

PROXY STATEMENT

**For the Annual Meeting of Stockholders**
**To Be Held**
**August 12, 2003**

The enclosed Proxy is solicited by the Board of Directors of Network Equipment Technologies, Inc., doing business as net.com (hereinafter "net.com" or the "Company"), a Delaware corporation, for use at the Annual Meeting of Stockholders to be held at 10:00 a.m. on August 12, 2003 (the "Annual Meeting"), at the principal offices of net.com located at 6900 Paseo Padre Parkway, Fremont, California 94555-3660 and at any postponement or adjournment of this Annual Meeting. Stockholders of record on June 30, 2003 will be entitled to notice of and to vote at the Annual Meeting.

net.com intends to mail this Proxy Statement and accompanying Proxy Card (the "Proxy"), together with the Annual Report to stockholders, on approximately July 15, 2003. On June 30, 2003, there were outstanding and entitled to vote 22,936,095 shares of the Common Stock of net.com ("Common Stock").

**Voting**

By properly marking, dating, signing and returning the enclosed Proxy Card, the shares represented on the card will be voted at the Annual Meeting in accordance with the instructions of the stockholder. Each stockholder is entitled to one (1) vote for each share of Common Stock held by such stockholder. All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Annual Meeting. The vote required for the election of directors is described below. Approval of an amendment to the 1993 Stock Option Plan, an amendment to the 1998 Employee Stock Purchase Plan, and ratification of the appointment of the independent auditor for the Company will require the affirmative vote of a majority of the shares of Common Stock present or represented and voting at the Annual Meeting. For these proposals, abstentions by stockholders are treated as shares present or represented and voting, so abstaining has the same effect as a negative vote. Shares held by brokers who do not have discretionary authority to vote on a particular matter and who have not received voting instructions from their customers are not counted or deemed to be present or represented for purposes of determining whether that matter has been approved by stockholders.

Instead of submitting a signed Proxy Card, stockholders may submit their proxies by telephone or through the Internet using the control number and instructions accompanying the Proxy Card. Telephone and Internet proxies must be used in conjunction with, and will be subject to, the information and terms contained on the Proxy Card. These procedures may also be available to stockholders who hold their shares through a broker, nominee, fiduciary or other custodian.

Any person giving a Proxy has the power to revoke it at any time before its exercise at the Annual Meeting by delivering to the Secretary of net.com at 6900 Paseo Padre Parkway, Fremont, California 94555-3660, a written revocation or a duly executed Proxy bearing a later date, or by attending the Annual Meeting and voting in person.

## Solicitation

net.com will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this Proxy Statement and any additional solicitation materials furnished to stockholders. net.com does not presently intend to solicit Proxies other than by mail.  net.com reserves the right to have an outside solicitor conduct the solicitation of Proxies and to pay the solicitor for its services.

---

## PROPOSAL NO. 1 – ELECTION OF DIRECTORS

---

### Election of Directors

The Certificate of Incorporation of net.com provides for a classified Board of Directors (the "Board").  The Board is divided into three classes, designated as Class I, Class II and Class III.  The respective current terms for each of these three classes expire at the 2003, 2004 and 2005 Annual Meetings of Stockholders.  Under the Bylaws of net.com,  the Board may consist of between five and eight Directors, the exact number of Directors to be determined by the Board within the specified limits.  The number of Directors is currently set at seven.

The nominees for Class I Directors are David R. Laube and Hubert A. J. Whyte.  They have agreed to serve if elected, and management has no reason to believe that Messrs. Laube and Whyte will be unable to serve. Unless otherwise instructed, the Proxy holders will vote the Proxies received by them for Messrs. Laube and Whyte. If any nominee becomes unwilling or unable to serve as a director, Proxies may be voted for a substitute designated by the Board.  The two candidates receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Annual Meeting will be elected Class I Directors of net.com.  The recipients of the highest number of the votes in favor of their election will hold office until the Annual Meeting of Stockholders in the year 2006 and until a successor, if any, is elected or appointed, or until death, resignation or removal.

**The Board of Directors recommends a vote FOR Proposal No. 1.**

### Directors

Set forth below is information regarding the Directors of net.com, including the nominees for re-election, Messrs. Laube and Whyte.

| Name of Nominees | Age | Director Since | Class and Year Current Term Expires |
|---|---|---|---|
| David R. Laube | 55 | 2001 | Class I  –  2003 * |
| Hubert A. J. Whyte | 52 | 1999 | Class I  –  2003 * |

* If re-elected, their terms will expire in 2006.

| Name of Incumbents | | | |
|---|---|---|---|
| Dixon R. Doll | 60 | 1984 | Class II  – 2004 |
| Peter Sommerer | 54 | 2000 | Class II  – 2004 |
| Hans A. Wolf | 75 | 1992 | Class II  – 2004 |
| C. Nicholas Keating | 61 | 2002 | Class III – 2005 |
| Thomas Rambold | 56 | 2001 | Class III – 2005 |

*Dixon R. Doll* has been a Director of net.com since April 1984 and became the Company's Chairman of the Board in August 2002. In December 1996, he founded Doll Capital Management, a private venture capital firm that invests in entrepreneurial companies in the information technology and communications markets, where he serves as Managing General Partner. From September 1994 to December 1996, Dr. Doll was actively engaged in venture capital activities as a private investor. From September 1985 to September 1994, Dr. Doll was a partner of Accel Partners, a private venture capital firm. Dr. Doll holds a Bachelor of Science degree in electrical engineering from Kansas State University and Master of Science and Ph.D. degrees in electrical engineering from the University of Michigan. Dr. Doll is also a Director of Zamba, Inc. and several privately held companies.

*C. Nicholas Keating, Jr.* has been a Director of net.com since November 2001. He was appointed President and CEO of IP Infusion Inc. in October 2000. In 1999 Mr. Keating became President and CEO of US Search.com, a web-based provider of on-line information services to corporate and professional users. From 1993 to 1998, Mr. Keating was an advisor to a number of worldwide organizations, including Integrated Telecom Technologies and Lucent Technologies. From 1987 to 1993, Mr. Keating was a Vice President and corporate officer of Network Equipment Technologies, Inc. Mr. Keating serves on the Board of Directors of Foundry Networks and is a Trustee of the Asian Art Museum of San Francisco. He received his BA and MA from American University and was a Fulbright scholar.

*David R. Laube* has been a Director of net.com since April 2001. He is currently executive in residence for the school of business at the University of Colorado-Denver. He is also active in consulting in the fields of telecommunications and information technology. Prior to July 2000, Mr. Laube spent 17 years as a senior executive at U S WEST. Over his last five years at U S WEST, Mr. Laube was the Vice President and Chief Information Officer, leading the largest Information Technologies organization in Colorado. Mr. Laube is a Phi Beta Kappa graduate of the University of Washington with a Bachelor of Arts in finance and holds an MBA from the Wharton School of Business at the University of Pennsylvania. He also serves on the Board of Directors of Carrier Access Corporation and a privately held company.

*Thomas Rambold* has been a Director of net.com since April 2001. In November 2000, he founded and is currently the CEO of DESS Consulting, a Munich, Germany company which provides consulting services for start–up companies in North America, Europe and Asia and for service providers in all global regions. DESS is heavily involved in the restructuring of companies, sales channels and businesses. From 1979 until November 2000, Mr. Rambold held several senior management positions with Siemens AG, most recently as Chief Technology Officer for Information & Communication Networks. He also served as Head of the Broadband Networks Business Unit from 1995 to 1999. Mr. Rambold headed the Data/IP business unit globally from 1998 to 1999 and had the responsibility for architecting Unisphere. Mr. Rambold is a summa cum laude graduate of the Technical University at Munich with a Master's degree in electrical engineering. He is a member of the Board of Directors of several privately held companies in North America and Europe.

*Peter Sommerer* has served as a Director of net.com since April 2000. He is the founder and currently the Chairman of Goodcontacts, an internet-based contact management service based in Ontario, Canada. From 1998 to 2000, Mr. Sommerer was Chairman of Coventus, an internet-based service for business travelers, also based in Ontario, Canada. Coventus ceased operations in 2001. Mr. Sommerer founded Vienna Systems, a leading vendor of voice-over-IP products, and served as Chairman from 1995 to 1998. Vienna Systems was acquired by Nokia in 1998. In the early 1990's, Mr. Sommerer was Vice Chairman, President and Chief Operating Officer of Newbridge Networks Corporation, now part of Alcatel. Prior to Newbridge, Mr. Sommerer served in a number of technical, administrative and general management roles at Mitel Corporation and ITT Austria, now also part of Alcatel. Mr. Sommerer currently serves on the Board of Directors of Nuvo Networks and several privately held companies.

*Hubert A.J. Whyte* has served as a Director of net.com since June 1, 1999, when he joined net.com as its President and Chief Executive Officer. From 1994 until he joined net.com, Mr. Whyte served as President and CEO of Advanced Computer Communications ("ACC"). Prior to joining ACC, Mr. Whyte served as Vice President and General Manager of the Access Products unit of Newbridge Networks Corporation. Earlier in his career, Mr. Whyte gained industry experience with British Telecom, Ericsson, Shell Oil, Business Intelligence Services, Mitel and Siemens.

*Hans A. Wolf* has served as a Director of net.com since August 1992. On December 31, 1992 Mr. Wolf retired as Vice Chairman of the Board of Syntex Corporation, a worldwide pharmaceutical company, and later in December 1993 he retired from the Syntex Board of Directors. He headed several of Syntex's business units and served as Chief Administrative Officer from 1975 until his retirement.  Previously, Mr. Wolf spent 20 years at Texas Instruments where he held a number of positions, including Vice President and Treasurer.

**Stock Ownership of Five Percent Stockholders, Directors, and Executive Officers**

The following table sets forth certain information as of June 30, 2003 (except as otherwise noted), regarding ownership of net.com's Common Stock by (i) each person known by net.com to be the beneficial owner of five percent (5%) or more of net.com's Common Stock, (ii) each Director, including the nominees for Director, (iii) each current Executive Officer of net.com who is also named in the Summary Compensation Table (each, a "Named Executive Officer"), and (iv) all Directors and Executive Officers of net.com as a group.  Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable.  Unless otherwise indicated in the table, the address of each individual listed in the table is net.com, 6900 Paseo Padre Parkway, Fremont, CA 94555-3660.

| Five Percent (5%) Stockholders, Directors, Named Executive Officers, and all Directors and Executive Officers as a Group | Approximate Number of Shares | Percentage of Outstanding Shares |
|---|---|---|
| John K. Nelson (1) | 1,887,975 | 8.2% |
| Dimensional Fund Advisors, Inc. (2) | 1,783,250 | 7.8 |
| R. Eliot King & Associates Incorporated (3) | 1,672,650 | 7.3 |
| Wellington Management Company, LLP (4) | 1,570,000 | 6.8 |
| Royce & Associates, Inc. (5) | 1,512,900 | 6.6 |
| Leroy C. Kopp (6) | 1,214,045 | 5.3 |
| John C. Batty (7) | 228,606 | * |
| Dixon R. Doll (8) | 257,259 | 1.1 |
| C. Nicholas Keating, Jr. (9) | 6,138 | * |
| Gary L. Lau (10) | 65,353 | * |
| David R. Laube (11) | 39,554 | * |
| John F. McGrath, Jr. (12) | 46,458 | * |
| Thomas Rambold (13) | 10,221 | * |
| Jeffrey M. Range (14) | 37,500 | * |
| Peter Sommerer (15) | 28,442 | * |
| Hubert A.J. Whyte (16) | 667,273 | 2.8 |
| Hans A. Wolf (17) | 120,164 | * |
| All Executive Officers and Directors as a group as of June 30, 2003 (fourteen persons) (18) | 1,827,790 | 7.5% |

* Represents less than 1% of the outstanding shares.

---

(1)   This information was acquired from publicly available information filed with the SEC as of February 3, 2003.  Based on this filing, net.com believes that Mr. John K. Nelson has sole voting and dispositive power as to 215,325 of such shares, shared voting power as to 1,308,050 of such shares and shared dispositive power as to 1,672,650 of such shares.  The address for Mr. Nelson is 3000 Sand Hill Road, #2-245, Menlo Park, CA 94025.

(2)   This information was acquired from publicly available information filed with the SEC as of February 12, 2003.  Based on this filing, net.com believes that Dimensional Fund Advisors, Inc. has sole voting and sole

dispositive power with respect to all of the shares shown opposite its name. The address for Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, 11<sup>th</sup> Floor, Santa Monica, CA 90401.

(3)    This information was acquired from publicly available information filed with the SEC as of February 3, 2003. Based on this filing, net.com believes that R. Eliot King & Associates has shared voting power as to 1,308,050 of such shares and shared dispositive power as to 1,672,650 of such shares. The address for R. Eliot King & Associates is 3000 Sand Hill Road, #2-245, Menlo Park, CA 94025.

(4)    This information was acquired from publicly available information filed with the SEC as of February 12, 2003. Based on this filing, net.com believes that Wellington Management Company, LLP has shared voting power with respect to 370,000 of such shares and shared dispositive power as to all of such shares. The address for Wellington Management Company, LLP is 73 State Street, Boston, MA 02109.

(5)    This information was acquired from publicly available information filed with the SEC as of February 4, 2003. Based on this filing, net.com believes that Royce & Associates, Inc. has sole voting and sole dispositive power with respect to all of the shares shown opposite its name. The address for Royce & Associates is 1414 Avenue of the Americas, New York, NY 10019.

(6)    This information was acquired from publicly available information filed with the SEC as of January 17, 2003. Based on this filing, net.com believes that Mr. Kopp has sole voting and sole dispositive power as to 715,000 of the shares. This includes 499,045 shares which are reported as beneficially owned by Kopp Holding Company (which is wholly owned by Mr. Kopp) and beneficially owned by Kopp Investment Advisors, Inc. (which is wholly owned by Kopp Holding Company). Kopp Investment Advisors, Inc. reports that it has sole voting power as to 180,000 of such shares, sole dispositive power as to 100,000 of such shares and shared dispositive power as to 399,045 of such shares (of 399,045 of such shares Kopp Investment Advisors, Inc. reports it exercises investment discretion but is not the owner). The address for Mr. Kopp is: C/o Kopp Investment Advisors, Inc., 7701 France Avenue South, Suite 500, Medina, MN 55435.

(7)    Includes 215,395 shares issuable under options exercisable within 60 days of June 30, 2003.

(8)    Includes 130,662 shares issuable under options exercisable within 60 days of June 30, 2003. Also includes 4,800 shares owned by International Synergies, Ltd., a corporation in which Dr. Doll has a beneficial interest.

(9)    Consists solely of shares issuable under options exercisable within 60 days of June 30, 2003.

(10)    Consists solely of shares issuable under options exercisable within 60 days of June 30, 2003.

(11)    Includes 14,554 shares issuable under options exercisable within 60 days of June 30, 2003.

(12)    Consists solely of shares issuable under options exercisable within 60 days of June 30, 2003.

(13)    Consists solely of shares issuable under options exercisable within 60 days of June 30, 2003.

(14)    Consists solely of shares issuable under options exercisable within 60 days of June 30, 2003..

(15)    Includes 24,442 shares issuable under options exercisable within 60 days of June 30, 2003.

(16)    Includes 625,500 shares issuable under options exercisable within 60 days of June 30, 2003.

(17)    Includes 109,664 shares issuable under options exercisable within 60 days of June 30, 2003.

(18)    Includes 1,586,157 shares issuable under options exercisable within 60 days of June 30, 2003. See notes (8) through (17) above.

## Board Committees and Meetings

There are currently two committees of the Board: the Audit Committee and the Compensation Committee ("Committees" or "Committee"). The Company does not have a Nominating Committee. Compensation is paid and stock options are granted to members of the Audit and Compensation Committees, all of whom are non-employee Board members. Audit Committee members are Messrs. Doll, Keating, Laube, Sommerer and Wolf. Compensation Committee members are Messrs. Doll, Laube and Wolf.

The responsibilities of the Audit Committee include appointing and providing the compensation of the independent auditors to conduct the annual audit of net.com's accounts, reviewing the scope and results of the independent audits, and reviewing and evaluating internal accounting policies. The functions of the Compensation Committee include reviewing and approving the Company's compensation goals and objectives and the level of compensation of the executive officers of the Company, administering net.com's stock plans and variable compensation programs, and making recommendations to the Board concerning the compensation of non-employee Directors of the Company.

During the fiscal year ended March 28, 2003 ("Fiscal Year 2003"), the Board held five meetings, the Audit Committee held five meetings, and the Compensation Committee held four meetings. Each Director attended 75% or more of the number of meetings of the Board and of the number of meetings of the Committees on which he served during the fiscal year, except that Mr. Rambold missed the one meeting of the Compensation Committee that occurred within his tenure on the Committee early in the fiscal year. There are no family relationships among executive officers and/or Directors of net.com.

**Director Compensation**

Each non-employee Board member receives $18,000 per year as compensation for his annual Board service. In addition, each non-employee Board member receives $1,000 for attendance at each meeting of the Board and $1,000 for attendance at a meeting of any standing Committee of the Board for which compensation is paid and on which the Director serves. Committee chairmen receive a total fee of $2,000 for attending a meeting of their Committee. The Chairman of the Board receives $1,000 per Board meeting attended and $3,000 per month for serving in that capacity. Non-employee Board members are eligible for reimbursement of expenses for attending Board meetings or for attending any Committee meetings.

Non-employee Directors are eligible to participate in the Automatic Option Grant Program ("Automatic Grant Program" or "Program") of the 1993 Stock Option Plan (the "1993 Option Plan"). The 1993 Option Plan provides that on the date of each annual meeting: (i) each non-employee Director who is elected to the Board at such annual meeting, whether first elected or reelected, is automatically granted an option to purchase 12,000 shares of Common Stock; (ii) each non-employee Director who serves on, or first becomes a member of, an active standing committee of the Board at the time of the annual meeting is automatically granted an option to purchase 4,000 shares of Common Stock; and (iii) each non-employee Director who serves as, or first becomes, a Chairperson of an active standing committee of the Board is automatically granted an option to purchase 4,000 shares of Common Stock. A prorated number of shares is awarded in the event of appointment on a date other than the date of an Annual Meeting.

**Compensation Committee Interlocks and Insider Participation**

With the exception of Mr. Keating, no member of our Compensation Committee was at any time during Fiscal Year 2003, or any other time, an officer or employee of the Company. Mr. Keating served as an officer of the Company from 1987 to 1993, and served as a member of the Compensation Committee from January 15, 2002 until June 28, 2002. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

# EXECUTIVE COMPENSATION AND RELATED INFORMATION

**Summary of Cash and Certain Other Compensation**

The following table sets forth the compensation earned by net.com's Chief Executive Officer and each of net.com's four other most highly compensated executive officers during Fiscal Year 2003 (the "Named Executive Officers"), all of whom were employed with net.com on March 28, 2003, for services rendered in all capacities to net.com for each of the last three (3) fiscal years.

## SUMMARY COMPENSATION TABLE

| Name and Principal Position | Fiscal Year | Annual Compensation | | Long-Term Compensation Securities Underlying Options (#) | All Other Compensation (2) |
|---|---|---|---|---|---|
| | | Salary ($) (1) | Bonus ($) | | |
| Hubert A.J. Whyte | 2003 | $400,000 | $  – | 180,000 | $  1,500 |
| President and Chief | 2002 | 400,000 | 4,333 | 500 | 1,762 |
| Executive Officer | 2001 | 400,000 | 211,368 | – | 156,529 (3) |
| | | | | | |
| John C. Batty | 2003 | 285,000 | – | 125,000 | 1,500 |
| Senior Vice President and | 2002 | 280,962 | – | 50,500 | 1,500 |
| Chief Operating Officer | 2001 | 235,000 | 63,345 | 50,000 | 1,500 |
| | | | | | |
| Gary L. Lau | 2003 | 384,170 (5) | – | 129,000 | 1,500 |
| Senior Vice President, | 2002 | 371,520 (5) | 150,000 | 63,710 | 1,500 |
| Worldwide Sales & Service(4) | | | | | |
| | | | | | |
| John F. McGrath, Jr. | 2003 | 214,832 | 55,000 | 45,000 | 1,500 |
| Vice President and | 2002 | 78,558 (6) | – | 100,000 | 1,500 |
| Chief Financial Officer (4) | | | | | |
| | | | | | |
| Jeffrey M. Range | 2003 | 230,000 | 70,000 | 40,000 | 142,858 (7) |
| Vice President, Operations (4) | | | | | |

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(1)  The amounts reported include amounts deferred pursuant to net.com's 401-K Plan.

(2)  The amounts reported include net.com's contributions to the Company's 401-K Plan.

(3)  The amount reported includes $155,029 paid to Mr. Whyte for relocation assistance during fiscal 2001.

(4)  Mr. Lau was elected an Executive Officer in March 2002, Mr. McGrath joined the Company in November 2001, and Mr. Range was elected an Executive Officer as of the beginning of fiscal 2003.

(5)  The amounts reported include commission income of $197,959 paid in fiscal 2003 and $199,732 paid in fiscal 2002.

(6)  Represents a partial-year salary.

(7)  The amount reported represents amounts paid to Mr. Range for relocation assistance during fiscal 2003.

## STOCK OPTION GRANTS IN LAST FISCAL YEAR

The following table shows all grants of options to the Named Executive Officers in Fiscal Year 2003 under the 1993 Option Plan.  The percentage of options is based on an aggregate of 1,866,300 options granted by the Company during Fiscal Year 2003 to the Company's employees, including the Named Executive Officers.  Pursuant to SEC rules, the table also shows the potentially realizable dollar value of options granted at the end of the option terms (ten years) if the stock price were to appreciate annually by 5% and 10%, respectively.  There is no assurance that the stock price will appreciate at the rates shown in the table.  The table also indicates that if the stock price does not appreciate, there will be no increase in the potential realizable value of the options granted.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Options Granted | Percent of Total Options Granted to Employees in Fiscal Year | Exercise or Base Price ($/Share) | Expiration Date | 5% | 10% |
| Hubert A.J. Whyte | 100,000 | 5.4 % | $3.40 | 08/13/2012 | $213,824 | $541,872 |
| | 80,000 | 4.3 | $5.79 | 03/25/2013 | $291,304 | $738,222 |
| John C. Batty | 65,000 | 3.5 | $3.63 | 07/16/2012 | $148,388 | $376,044 |
| | 60,000 | 3.2 | $5.79 | 03/25/2013 | $218,478 | $553,666 |
| Gary L. Lau | 29,000 | 1.6 | $3.63 | 07/16/2012 | $66,204 | $167,773 |
| | 100,000 | 5.4 | $5.79 | 03/25/2013 | $364,130 | $922,777 |
| John F. McGrath, Jr. | 10,000 | 0.5 | $3.63 | 07/16/2012 | $22,829 | $57,853 |
| | 35,000 | 1.9 | $5.79 | 03/25/2013 | $127,445 | $322,972 |
| Jeffrey M.Range | 40,000 | 2.1 | $5.79 | 03/25/2013 | $145,652 | $369,111 |

### AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
### AND FISCAL YEAR-END OPTION VALUES

The following table sets forth information concerning the exercise of options during Fiscal Year 2003 and unexercised options held as of the end of such year by the Named Executive Officers.  The value realized is based on the fair market value of the underlying securities as of the date of exercise, minus the per share exercise price, multiplied by the number of shares underlying the option.  The value of unexercised in-the-money options are based on a value of $6.02 per share, the last reported sale price of the Common Stock on the New York Stock Exchange on March 28, 2003 (the last day of Fiscal Year 2003), minus the per share exercise price, multiplied by the number of shares underlying the option.

| | Shares Exercised | | Number of Securities Underlying Unexercised Options at FY-End (#) | | Value of Unexercised In-The-Money Options at FY-End ($) | |
|---|---|---|---|---|---|---|
| Name | Number | Value | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Hubert A. J. Whyte | 0 | N/A | 552,652 | 227,938 | $1,198 | $280,453 |
| John C. Batty | 0 | N/A | 171,728 | 203,772 | $56,529 | $237,871 |
| Gary L. Lau | 0 | N/A | 48,139 | 178,784 | $39,169 | $144,402 |
| John F. McGrath, Jr. | 0 | N/A | 33,333 | 111,667 | $100,666 | $233,284 |
| Jeffrey M. Range | 0 | N/A | 27,083 | 112,917 | $27,625 | $83,575 |

**Equity Compensation Plan Information**

The following table sets forth information as of March 28, 2003 with respect to the plans under which the Common Stock is authorized for issuance.

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted-average exercise price of outstanding options, warrants and rights | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders (1) | 3,650,650 | $7.8925 | 2,711,040 |
| Equity compensation plans not approved by security holders (2) | 4,024,435 | $6.9064 | 2,425,414 |
| Total | 7,675,085 | $7.3754 | 5,136,454 |

(1) Includes the 1983 Stock Option Plan, the 1993 Option Plan and the 1998 Employee Stock Purchase Plan.

(2) Includes the 1993 U.K. Stock Option Plan, the 1997 Stock Option Program and the 2002 U.K. Employee Stock Purchase Plan.

**Employment Contracts**

Each of net.com's executive officers, including Mr. Whyte, has an agreement ("Change of Control Agreement") with net.com that provides for immediate vesting of all the executive officer's outstanding stock options in the event of the termination of the executive officer's employment within one year after a Corporate Transaction or Change of Control as those terms are defined in the 1993 Option Plan. No other compensation is provided for under the terms of these agreements upon a Corporate Transaction or a Change of Control.

## REPORT OF THE COMPENSATION COMMITTEE

**Introduction**

net.com's compensation programs are administered by the Compensation Committee of the Board (the "Committee"). The Committee approves all compensation, including stock options, for all executive officers, including the Chief Executive Officer (the "CEO"). It administers all net.com stock option plans and approves all variable, incentive or other such compensation programs. The Committee is composed entirely of outside directors. No member of the Compensation Committee has ever served as an executive officer of net.com, except for Mr. Keating, who served as a corporate officer of the Company from 1987 to 1993 and as a member of the Compensation Committee from January 15, 2002 until June 28, 2002.

**Compensation Philosophy and Objectives**

The Committee operates under a compensation philosophy designed to attract and retain qualified executive officers and other key employees critical to net.com's success. Part of the Committee's philosophy is to reward performance. The Committee also considers the competitive environment for executive and other employees. Incentive and other compensation programs for all employees are performance-based with a focus on both individual and company performance. For executive officers, incentive cash compensation amounts (excluding commission payments to sales executives) are more heavily dependent on Company achievements than on individual performance and require the Company to achieve designated financial targets.

With the philosophy as a guide, net.com's executive compensation programs are designed to meet the following objectives:

1. Compensation should aid in attracting and retaining executive officers with competitive total compensation packages that take into account compensation practices of competitive companies.

2. Compensation should align the financial interests of executive officers with those of stockholders by providing equity-based, long-term incentives.

3. Compensation should reflect corporate-wide performance. Executive officers should have a substantial portion of their variable compensation be dependent upon company financial performance and meeting other key objectives for the success of net.com.

4. Compensation should reflect individual performance. Those executive officers that meet identified goals and objectives and perform at a higher level will be rewarded accordingly. Executives who fail to meet identified goals and objectives will have that fact reflected in their compensation.

## Compensation Factors

There are three components to net.com's executive officer compensation: 1) base salary; 2) incentive compensation; and 3) long-term equity-based incentives.

In setting the compensation levels of the executive officers, including the CEO, the Committee works with net.com's Human Resources Department. Human Resources retains outside consultants to provide them with compensation surveys and other competitive data. Competitive data focuses on net.com's direct competitors as well as networking companies generally in the Silicon Valley where net.com is headquartered. In setting the compensation for other executive officers, the CEO makes recommendations to the Committee supported by competitive and other information provided by the Human Resources Department. The Committee makes all final decisions regarding executive compensation and acts in its sole discretion.

- *Base Salary*. Base salaries are evaluated annually for all executive officers, including the CEO. The level of base salary is established primarily on the basis of the individual's qualifications and relevant experience, the strategic goals for which he or she has responsibility, the compensation levels at companies which compete with the Company for business and executive talent, and the incentives necessary to attract and retain qualified management. The Company's performance does not play a significant role in the determination of base salary. During the Company's 2003 fiscal year, no salaries of executive officers were increased, except that the Senior Vice President of Worldwide Sales received a salary increase in connection with his promotion to that position at the end of the fiscal year. The base salary for executive officers is targeted at the sixtieth (60th) percentile of salaries for comparable positions in companies that compete with the Company for executive talent. The Committee believes that net.com's most direct competitors for executive talent are not necessarily the companies that net.com uses in a comparison for stockholder returns. As a result, the compensation comparison group is not the same as the industry group index in the Stock Performance Graph appearing later in this Proxy Statement.

- *Incentive Compensation*. Net.com's executive officers along with all employees are eligible to participate in the Company's incentive compensation program. Awards to executive officers are based upon a percentage of base salary and are determined by measuring the performance of the Company relative to certain goals for profitability and individual performance of certain key strategic objectives for the Company. Individual performance is measured against objectives established early in the fiscal year. These objectives are reviewed periodically throughout the fiscal year and may be modified or new objectives added if the CEO or the Committee determines that changes are in the best interest for achieving overall company objectives. Mr. Lau received commissions based on total sales derived under his supervision. These commissions typically represent a material part of his overall cash compensation package, and the Committee believes it is appropriate and comparable to those received by similarly situated sales officers of high technology companies of comparable size and market capitalization.

- *Long-term equity based compensation*. The 1993 Option Plan provides executive officers with incentives to maximize stockholder value and manage net.com from the viewpoint of our stockholders by providing an equity stake in the company. Awards under this plan can take the form of stock options, restricted stock or stock appreciation rights. No restricted stock or stock appreciation awards were made in Fiscal Year 2003.

In determining the number of shares subject to the stock option grants to executive officers, as well as the vesting schedules of such options, the Committee considers various subjective factors primarily relating to the responsibilities of the individual officers, their expected future contributions, the number of shares owned by the officer which are not subject to vesting and the number of shares or options held by the officer which continue to be subject to vesting and the vesting schedules and exercise prices of such shares or options.  In addition, the Committee examines the level of equity incentives held by each officer relative to the other officers' equity positions and their tenure, responsibilities, experience and value to the Company.  The Committee has established general guidelines for making option grants to executive officers based upon the above factors, however, the Committee does not strictly adhere to these guidelines and may vary the size of the option grant made to an executive officer as circumstances warrant.

During Fiscal Year 2003, the Committee granted options to Messrs. Batty, Lau, McGrath, Range, and Whyte.  All options were granted with an exercise price equal to the market value on the grant date.  The option grants will be of no value until: 1) the option vests; and 2) the market price for the Common Stock exceeds the market price on the grant date.  The options have a term of ten years and vest in periodic installments over a 4-year period contingent upon the executive officer's continued employment with net.com.  The vesting period facilitates retention and the grant price aligns that portion of the executive's compensation with the return realized by stockholders.  All of net.com's executive officers hold stock options.

**CEO Compensation**

Hubert A.J. Whyte became President, Chief Executive Officer and a Director of net.com on June 1, 1999.  As described above for the Company's other executive officers, Mr. Whyte's base salary is based on a number of factors, including compensation levels at companies that compete with the Company for business and executive talent and the incentives necessary to attract and retain qualified management.   Mr. Whyte's base salary for Fiscal Year 2003 was $400,000 per year.  The Compensation Committee may adjust Mr. Whyte's salary in the future, based upon comparative salaries of chief executive officers in the Company's industry, and other factors that may include the financial performance of the Company and Mr. Whyte's success in meeting strategic goals.  Mr. Whyte's Fiscal Year 2003 incentive compensation was based on the actual financial performance of the Company.  The Company did not achieve designated corporate financial objectives despite making good progress against established strategic objectives.  As a result, Mr. Whyte did not receive an incentive award for Fiscal Year 2003 in accordance with the formula for the incentive plan used for all executive officers.

**Internal Revenue Code Section 162(m)**

Section 162(m) of the Internal Revenue Code (the "Code") limits net.com to a deduction for federal income tax purposes of no more than $1 million of compensation paid to executive officers named in the Summary Compensation Table in a taxable year. Compensation above $1 million may be deducted if it is "performance based" within the meaning of the Code. The Committee currently believes that the Company should be able to manage its executive compensation program so as to preserve the related federal income tax deductions, although individual exceptions may occur.

Compensation Committee Members

Dixon R. Doll, Chairman
David R. Laube
Hans A. Wolf

**Stock Performance Graph**

The graph depicted below shows net.com's stock price as an index assuming $100 invested over the five year period beginning on March 31, 1998, along with the composite prices of companies listed in the S&P 500 Index and Nasdaq Telecommunications Index.  All values assume reinvestment of the full amount of all dividends.

### COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN



This section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act  of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.


### REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is responsible for appointing and providing the compensation of the independent auditors to conduct the annual audit of net.com's accounts, reviewing the scope and results of the independent audits, and reviewing and evaluating internal accounting policies.. Each of the members of the Audit Committee is independent, as defined under the listing standards of the New York Stock Exchange.  The Committee operates under a written charter prepared by the Audit Committee and adopted by the Board of Directors. Management of the Company has primary responsibility for preparing the Company's financial statements and for the Company's financial reporting process.  The Company's independent auditors, Deloitte & Touche LLP, are responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements to accounting principles generally accepted in the U.S.

In this context and in connection with the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K, the Audit Committee:

- reviewed the audited consolidated financial statements with the Company's management;

- discussed with Deloitte & Touche LLP, the Company's independent auditors, certain matters related to the conduct of the audit, as required by Statement of Auditing Standards No. 61, Communication with Audit Committees, which includes, among other things, (i) methods used to account for significant unusual transactions; (ii) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (iii) the process used by management in formulating particularly sensitive accounting estimates and the basis for the accountants' conclusions regarding the reasonableness of those estimates; and (iv) disagreements, if any, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements;

- met with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting;

- reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standard Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors their independence from the Company, and concluded that the non-audit services performed by Deloitte & Touche LLP are compatible with maintaining their independence; and

- instructed the independent auditors that the Audit Committee expects to be advised if there are any subjects that require special attention.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements for Fiscal Year 2003 be included in the Company's Annual Report on Form 10-K for the year ended March 28, 2003, for filing with the SEC, and the Board of Directors approved such inclusion. Based on the Audit Committee's recommendation, the Board has also selected, subject to stockholder approval, Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending March 26, 2004.

Audit Committee Members

Peter Sommerer, Chairman
Dixon R. Doll
C. Nicholas Keating, Jr.
David R. Laube
Hans A. Wolf

## Relationship with Independent Accountants

Deloitte & Touche LLP and its predecessors have acted as the Company's independent auditors since the Company's inception. In accordance with standard policy, Deloitte & Touche LLP periodically changes the individuals who are responsible for the Company's audit.

Following are the aggregate fees billed to the Company for Fiscal Year 2003 by the Company's principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche"), which includes Deloitte Consulting:

| | |
|---|---|
| Audit Fees | $ 420,649 (a) |
| Financial Information Systems Design and Implementation Systems | — |
| All Other Fees | $ 56,400 (b) |

(a) Includes fees for consents and comfort letters and fees for the audits of the Company's employee benefit plans.

(b) The Audit Committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence.

## PROPOSAL NO. 2 – RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

net.com is asking the stockholders to ratify the selection of Deloitte & Touche LLP as net.com's independent public accountants for the fiscal year ending March 26, 2004. The affirmative vote of the holders of a majority of the shares represented and voting at the Annual Meeting will be required to ratify the selection of Deloitte & Touche LLP.

In the event the stockholders fail to ratify the appointment, the Board of Directors will reconsider its selection. Even if the selection is ratified, the Board in its discretion may direct the appointment of a different independent accounting firm at any time during the year if the Board determines that such a change would be in the best interest of net.com and its stockholders.

Deloitte & Touche LLP has audited net.com's financial statements since inception. Its representatives are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

**The Board of Directors recommends a vote FOR Proposal No. 2.**

## PROPOSAL NO. 3 – 1993 STOCK OPTION PLAN AMENDMENTS

The Board of Directors of the Company believes that a competitive employee stock option plan is critical if the Company is to recruit and retain high quality Officers, Directors, key employees and consultants. The Board is recommending approval of amendments to the 1993 Option Plan to:

- prohibit executive officers of the Company who are subject to the short-swing profit restrictions of the federal securities laws (the "Executive Officers") and Directors, from receiving loans or installment payment terms from the Company in connection with the exercise of options (such loans are now prohibited under Section 402 of the Sarbanes-Oxley Act of 2002);

- prohibit the repricing of stock options without stockholder approval; and

- extend the termination date of the plan by five years, from August 10, 2003, to August 10, 2008.

These amendments were adopted by the Board on May 16, 2003, subject to stockholder approval at the Annual Meeting.

As of June 30, 2003, approximately 16 current Officers, Directors, and key employees of the Company hold options issued under the 1993 Option Plan, and a total of 3,633,977 shares were subject to outstanding options and 1,640,020 shares remained available for future issuance under the 1993 Option Plan.

**Background Regarding Proposed Amendments to the 1993 Option Plan**

The Company uses stock options as a critical component of its compensation structure. In order to recruit and retain well-qualified individuals to serve as Officers, Directors, key employees and consultants, the Company must be in a position to offer competitive compensation packages that are tied, in part, to an increase in the return on equity to stockholders. At the same time, the Company recognizes the need for certain limitations and restrictions regarding the administration of stock plans, in order to minimize the potential for conflicts of interest or counterproductive effects inherent in certain actions. The 1993 Option Plan provides for discretionary grants of options to eligible Officers and key employees of, and consultants and independent contractors to, the Company. In addition, the 1993 Option Plan provides for automatic grants to non-employee Directors, which the Company relies on as the major source of compensation for such Directors, upon their initial election and at each annual meeting thereafter, as described below. The proposed amendments will extend the term of the 1993 Option Plan and implement additional limitations on administration of the plan. Without approval of the extension of term, the 1993

Option Plan will terminate on August 10, 2003, and the Company will be unable to make future option grants to Officers, Directors (including automatic grants to non-employee Directors), key employees, including new hires, and consultants, placing the Company at a severe disadvantage in its recruitment and retention of these individuals.

### Description of the 1993 Option Plan

The current terms and provisions of the 1993 Option Plan are described in Appendix A.

### 1993 Option Plan Benefits

The following table sets forth the number of options granted under the 1993 Option Plan, to the persons and groups named below, during the fiscal year ended March 28, 2003.


**PLAN BENEFITS**
**1993 Option Plan**


| Named Corporate Officers and Groups | Number of Options Granted | Exercise Price |
|---|---|---|
| Hubert A. J. Whyte, President and Chief Executive Officer | 180,000 | $4.46* |
| John C. Batty, Sr. Vice President and Chief Operating Officer | 125,000 | $4.67* |
| Gary L. Lau, Sr. Vice President, Worldwide Sales and Service | 129,000 | $5.30* |
| John F. McGrath, Jr., Vice President and Chief Financial Officer | 45,000 | $5.31* |
| Jeffrey M. Range, Vice President, Operations | 40,000 | $5.79 |
| Executive Group | 744,000 | $4.70* |
| Non-Executive Officer Directors | 67,000 | $3.49* |
| Non-Executive Officer Employees | 245,000 | $5.58* |

\* Average exercise price per share.

### Required Vote; Recommendation of the Board of Directors

The affirmative vote of the holders of a majority of the shares represented and voting at the Annual Meeting is required for approval of the above described amendments to the 1993 Option Plan.

**The Board of Directors recommends a vote FOR Proposal No. 3.**

---


**PROPOSAL NO. 4 – AMENDMENT TO THE 1998 EMPLOYEE STOCK PURCHASE PLAN**


---

The Board believes that an employee stock purchase plan significantly adds to the Company's ability to retain and recruit highly qualified employees. An employee stock purchase plan provides a meaningful incentive to all employees participating in the plan to perform their responsibilities in ways that increase return on equity to the Company's stockholders. The Board is recommending approval of an amendment to the 1998 Employee Stock Purchase Plan (the "ESPP") to provide it with flexibility to designate, from time to time, additional subsidiary entities whose employees may participate in the ESPP. The amendment to the ESPP was adopted by the Board on May 16, 2003 subject to stockholder approval at the Annual Meeting.

As of June 30, 2003, approximately 375 employees of the Company were eligible to participate in the ESPP, and a total of 1,664,853 shares have been issued under the ESPP and 935,147 shares remained available for future issuance under the ESPP.

**Background Regarding Proposed Amendment to the ESPP**

In 1998, the stockholders approved the ESPP as the successor to the Company's 1990 Employee Stock Purchase Plan (the "1990 Plan"). In 1999, the stockholders approved an amendment to the ESPP to increase the number of shares available for issuance to employees under the ESPP by 1,000,000 shares. In 2002, the stockholders approved an amendment to the ESPP to increase the number of shares available for issuance to employees under the ESPP by an additional 1,000,000 shares. The ESPP provides that a total of 2,600,000 shares may be issued to employees who purchase Common Stock under the Plan.

The proposed amendment to the ESPP will allow for the designation of additional subsidiary entities whose employees may participate in the ESPP, and for such designation to occur without the need for additional stockholder approval. The Board believes that the amendment described in this Proposal to provide flexibility to designate additional subsidiaries that may participate in the ESPP will help the Company successfully compete for qualified employees and retain and motivate the current employees of these subsidiaries by providing an opportunity for them to have an ownership interest in the Company.

**Description of the ESPP**

The current terms and provisions of the ESPP are described in Appendix B.

**ESPP Benefits**

The following table sets forth the number of shares issued under the ESPP to the persons and groups named below for Fiscal Year 2003 and the "Dollar Value" of those shares. The "Dollar Value" is the difference between the fair market value of the Common Stock on the dates of purchase and the participant's purchase price.


**PLAN BENEFITS**
**ESPP**


| Name and Position | Number of Shares Issued | Dollar Value |
|---|---|---|
| Hubert A. J. Whyte, President and Chief Executive Officer | 5,222 | $1.57 |
| John C. Batty, Sr. Vice President and Chief Operating Officer | 5,269 | $1.51 |
| Gary L. Lau, Sr. Vice President, Worldwide Sales and Service | — | — |
| John F. McGrath, Jr., Vice President and Chief Financial Officer | — | — |
| Jeffrey M. Range, Vice President, Operations | — | — |
| Executive Group | 17,960 | $1.54 |
| Non-Executive Officer Directors | — | — |
| Non-Executive Officer Employees | 327,991 | $1.26 |

**Required Vote; Recommendation of the Board of Directors**

The affirmative vote of the holders of a majority of the shares represented and voting at the Annual Meeting is required for approval of the foregoing amendment to the ESPP.

**The Board of Directors recommends a vote FOR Proposal No. 4.**

**Compliance with Section 16(a) of the Securities Exchange Act of 1934**

Under the securities laws of the United States, net.com's Directors, executive officers and any persons holding more than 10% of net.com's Common Stock are required to report initial ownership of the Common Stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC and net.com is required to disclose in this Proxy Statement any failure to file by these dates. Based upon (i) the copies of Section 16(a) reports which net.com received from such persons for their Fiscal Year 2003 transactions, and (ii) the written representations received from one or more of such persons, net.com believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, Directors and 10% beneficial owners for Fiscal Year 2003.

## FORM 10-K

**The company will mail without charge, upon written request, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2003, including the financial statements, schedules, and list of exhibits. Requests should be sent to: Investor Relations, 6900 Paseo Padre Parkway, Fremont, CA 94555.**

## STOCKHOLDER PROPOSALS FOR 2004 PROXY STATEMENT

Proposals of stockholders that are intended to be presented at net.com's Annual Meeting of Stockholders to be held in 2004 must be received by net.com no later than March 14, 2004 in order to be included, if appropriate, in the Proxy Statement and Proxy relating to that Annual Meeting.

In addition, pursuant to net.com's Bylaws, in order for any stockholder to propose any business (including nominations for Director) at an Annual Meeting, such stockholder is required to provide net.com with advance written notice at least 60 days prior to such meeting (no later than June 10, 2004, assuming the Annual Meeting is held on August 10, 2004). The notice must contain certain information regarding such stockholder (and any nominee for Director), any arrangements between the stockholder and the nominee, and any other information regarding such nominee or each matter of business proposed by the stockholder that would be required to be disclosed in a Proxy Statement filed with the SEC for solicitations of proxies to approve such proposed business.

Any such proposals or notices should be directed to the attention of the Corporate Secretary, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway in Fremont, CA 94555-3660.

## OTHER BUSINESS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, however, it is the intention of the persons named in the accompanying Proxy Card to vote the shares represented thereby on such matters in accordance with their best judgment.

By Order of the Board of Directors,

HUBERT A.J. WHYTE
July 8, 2003                          President and Chief Executive Officer

## DESCRIPTION OF THE
## 1993 OPTION PLAN

*The current terms and provisions of the 1993 Option Plan are summarized below. This summary does not purport to be complete and is qualified in its entirety by the 1993 Option Plan previously filed as an exhibit to our Annual Report on Form 10-K. Copies of the 1993 Option Plan and proposed amendments may be obtained by any stockholder upon written request to the Secretary of the Company at its corporate office in Fremont, California.*

Shares subject to discretionary or automatic options are issued from the same share reserve. Options are granted to those individuals who the Company believes contribute to the management, growth and financial success of the Company and its subsidiaries.

All shares issued upon option exercises, whether or not the shares are subsequently repurchased by the Company pursuant to its repurchase rights, will reduce on a share-for-share basis the number of shares available for subsequent grants. However, if and when any options expire or terminate without exercise and issuance of the underlying shares, the number of shares subject to the expired or terminated options will again be available for subsequent grants.

*Administration*

The 1993 Option Plan is administered by the Compensation Committee (the "Committee") comprised of at least two non-employee members of the Board. Presently, Dixon R. Doll, David R. Laube and Hans A. Wolf constitute the Committee. The Committee has sole and exclusive authority, subject to the provisions of the 1993 Option Plan, to determine the eligible individuals who are to receive discretionary options, the number of shares to be covered by each granted option, the dates on which the option is to become exercisable, and the term for which the option is to remain outstanding. The Committee also has the authority to determine whether, in accordance with the terms of the 1993 Option Plan, the granted option is to be an incentive stock option under the federal tax laws and to establish rules and regulations for proper plan administration.

Before the amendments submitted for stockholder approval, the Committee had the authority to cancel outstanding options (except for options granted automatically to non-employee Directors) and to grant replacement options at a lower exercise price for the same or a different numbers of shares of Common Stock. The amendments set forth in this Proposal will remove the authority to effect such cancellation and replacement without stockholder approval.

*Discretionary Option Grants*

The maximum number of shares of Common Stock subject to options that may be granted in any one year period to a participant under the 1993 Option Plan is 600,000. Options may be exercisable immediately or may become exercisable in cumulative increments over a period of months or years as determined by the Committee.

Generally, if an optionee's service to the Company terminates other than by reason of death or disability, vested options will remain exercisable for a period of three months following the optionee's termination. If an optionee dies or becomes disabled while an employee or Director of, or a consultant or independent contractor to, the Company, or within three months following termination other than for cause, the optionee's vested options will be exercisable for one year following death or disability, or if earlier, the expiration of the term of the option. The Committee may, in its discretion, either extend the exercise period for any option, but not beyond the expiration date, or accelerate the vesting of the option. The maximum period during which any option may remain outstanding may not exceed ten years.

Options are not assignable or transferable other than by will or by the laws of inheritance and, during the optionee's lifetime, the option may be exercised only by the optionee. By the terms of the vesting schedule in option agreements signed by participants, discretionary options begin vesting one year after grant.

The option exercise price may be paid to the Company in cash or in shares of Common Stock valued at fair market value on the exercise date. Before adoption of the Sarbanes-Oxley Act of 2002, the Committee could assist any optionee, including an Executive Officer or Director, in the exercise of outstanding stock options by authorizing a loan from the Company or permitting the optionee to pay the option price in installments over a period of years. The amendments set forth in this Proposal confirm that Executive Officers and Directors are not permitted to receive such assistance.

In the event of certain "Corporate Transactions" (each as defined in the 1993 Option Plan), if outstanding options are not assumed by the successor corporation or parent thereof or replaced by an equivalent option to purchase stock of the successor corporation, then, subject to limitations imposed at the time of grant, the vesting of outstanding options will accelerate and the options will become fully exercisable. In addition, the Committee has discretion, either in advance of or at the time of a Change in Control (as defined in the 1993 Option Plan), to provide for the automatic acceleration of options upon the occurrence of a Change in Control or a Corporate Transaction such that the Options will be exercisable until the expiration of the option term. The Committee also has exercised its discretion to accelerate the vesting of options held by Officers terminated in conjunction with, or within one year after, a Change in Control, such that the Options will be exercisable until the expiration of the option term.

Executive Officers are granted limited stock appreciation rights in connection with a Hostile Take-Over (as defined in the 1993 Plan). Upon the occurrence of a Hostile Take-Over, each option in effect for at least six months will automatically be canceled and the optionee will be entitled to a cash payment as determined under the 1993 Option Plan.

*Automatic Option Grants*

The 1993 Option Plan provides that on the date of each annual meeting:

- each non-employee Director who is elected to the Board at such annual meeting, whether first elected or reelected, is automatically granted an option to purchase 12,000 shares of Common Stock.

- each non-employee Director who serves on, or first becomes a member of, an active standing committee of the Board at the time of the annual meeting is automatically granted an option to purchase 4,000 shares of Common Stock.

- each non-employee Director who serves as, or first becomes, a Chairperson of an active standing committee of the Board is automatically granted an option to purchase 4,000 shares of Common Stock.

If such an election or appointment occurs sometime other than at an annual meeting, the non-employee Director is automatically granted an option to purchase a pro-rata portion of the applicable number of shares. In the case of election to the Board, the pro-rata calculation is based upon the date first elected to the Board and the date of the next annual meeting at which such Director's term will expire. In the case of appointment as a member of an active standing committee of the Board or as a Chairperson of such a committee, the pro-rata calculation is based upon the date first appointed and the date of the next annual meeting.

Non-employee Directors are not eligible to receive grants of options in addition to these automatic grants.

Options granted under the automatic grant program are non-statutory and vest immediately upon the grant date, and are exercisable in equal monthly installments over three years beginning one month following the grant date. The exercise price of an option is payable upon exercise. Options have a term of ten years measured from the grant date.

Options granted to non-employee Directors who have served on the Board for at least three years, and who are at least age 65 at the time of retirement from the Board, become fully exercisable as of the date of retirement and remain exercisable until the expiration or sooner termination of the option term. Options granted to non-employee Directors, whose termination of service is due to death, but who have served on the Board for at least three years, become fully exercisable as of such date and remain exercisable until the expiration or sooner termination of the option term. Options are not assignable or transferable other than by will or by the laws of inheritance and, during the optionee's lifetime, the option may be exercised only by the optionee.

In the event that an optionee ceases to serve on the Board (other than by reason of death or retirement after having attained the age of 65), he or she will have three months following the cessation of service to exercise options that are exercisable as of that date.  If an optionee dies while serving on the Board, or within three months after ceasing to serve on the Board, options, to the extent exercisable as of that date, may be exercised by such optionee's personal representative or estate for twelve months following death or until the expiration date, if sooner.

In the event of a Corporate Transaction or Change in Control, all shares subject to options will become exercisable immediately before the event that constitutes a Corporate Transaction or Change in Control, and thereafter terminate.  In the event of a Hostile Take-Over, each option outstanding for at least six months will automatically be canceled and the optionee will be entitled to a cash payment as determined under the 1993 Option Plan.

*Option Exercise Price*

The exercise price of any discretionary option granted under the 1993 Option Plan is set by the Committee, but it may not be less than the fair market value of the Common Stock on the date of grant.  The exercise price of an incentive stock option granted to a participant who owns in excess of 10% of the outstanding voting stock of the Company will be 110% of the fair market value of the Common Stock on the date of the grant. The exercise price of each automatic option granted to a non-employee Director under the 1993 Option Plan is the fair market value of the Common Stock on the date of grant.

*Stock Appreciation Rights*

The Committee has the discretion to accept the surrender of one or more outstanding discretionary options and authorize, in exchange, the payment by the Company of an appreciation distribution equal to the excess of: (i) the fair market value (on the date of surrender) of the vested shares of Common Stock surrendered over (ii) the option price payable for such vested shares. This payment may be made, in the discretion of the Committee, in shares of Common Stock valued at fair market value on the date of surrender, or in cash, or a combination of shares and cash. This provides a mechanism for extinguishing stock option rights with the issuance of fewer shares than would be required for an option exercise, thereby potentially reducing dilution of the Company's outstanding Common Stock.

*Discretionary Grants of Restricted Stock*

Officers, Directors (other than non-employee Directors) and key employees are eligible to receive restricted stock awards except, that employees owning more than 10% of the outstanding voting stock are not eligible.  In the discretion of the Committee, shares of restricted stock may be vested immediately or may vest over a period of time, as specified in the restricted stock agreement.  Whether or not the shares of restricted stock are fully vested when issued, the awardee will have all rights of a stockholder as of the date of issuance, which will entitle the awardee to voting rights and the right to receive dividends.  Upon termination of employment, the unvested shares of restricted stock will be surrendered to the Company for cancellation in exchange for a cash payment equal to the aggregate par value of the shares and the awardee will thereafter cease to have any rights in those shares.  In its discretion, the Committee may waive, in whole or in part, the Company's cancellation of unvested restricted stock held by an employee at termination.

In the event of a "Corporate Transaction", in which the Common Stock is converted into cash or other securities, unvested shares of restricted stock will be converted into the same consideration, which may, in the discretion of the Committee, be held in escrow until such time as the shares would otherwise have vested, pursuant to the original vesting schedule, and thereafter distributed.  In the event that the Company's right to cancel unvested shares of restricted stock are not assigned to a successor corporation in a Corporate Transaction, such shares will become fully vested immediately before the effective date of the Corporate Transaction.  If the Company is acquired in a transaction in which the Company is not the surviving entity, shares of restricted stock will not become vested unless the 1993 Option Plan is terminated in connection with the transaction. In the event of a "Change in Control", the Committee will have the discretion to accelerate the vesting of shares of restricted stock for one or more employees.

*Term of Plan; Amendments*

The Board may terminate the 1993 Option Plan at any time. The 1993 Option Plan is scheduled to terminate on August 10, 2003, but the amendments submitted for stockholder approval extend the termination date to August 10, 2008. Any options outstanding upon the termination of the 1993 Option Plan will continue to remain outstanding and exercisable in accordance with the terms and provisions of the instruments evidencing those grants.

The Board may amend or modify the 1993 Option Plan, or any part thereof, at any time and for any reason. However, the Company will solicit stockholder approval for any amendment to the 1993 Option Plan to the extent necessary and desirable to comply with applicable laws. Generally, no such action by the Board or stockholders may alter or impair any award previously granted under the 1993 Option Plan without the consent of the awardee.

## Federal Income Tax Consequences

The following description is only a brief summary of certain United States federal income tax consequences relating to the 1993 Option Plan and is not intended to be exhaustive. Interested parties should consult their own advisors as to specific tax consequences, including the application and effect of foreign, state and local tax laws. Reference is made to the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder, for a complete statement of all relevant federal tax provisions.

### Incentive and Non-statutory Options

An optionee who is granted an incentive stock option will not recognize taxable income either at the time the option is granted or at the time it is exercised, although exercise of the option may subject the optionee to the alternative minimum tax. The Company will not be allowed a deduction for federal income tax purposes as a result of the exercise of an incentive stock option regardless of the applicability of the alternative minimum tax. Upon the sale or exchange of the shares at least two years after grant of the option and one year after exercise of the option, any gain will be treated as long-term capital gain. If these holding periods are not satisfied at the time of sale, the optionee will recognize ordinary income equal to the difference between the exercise price and the lower of (i) the fair market value of the stock at the date of the option exercise or (ii) the sale price of the stock, and the Company will be entitled to a deduction in the same amount. Any additional gain or loss recognized on such a premature disposition of the shares will be characterized as capital gain or loss. If the Company grants an incentive stock option and as a result of the grant the optionee has the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and determined for each share as of the date the option to purchase the share was granted) in excess of $100,000, then the excess shares must be treated as non-statutory options.

An optionee who is granted a non-statutory stock option will also not recognize any taxable income upon the grant of the option. However, upon exercise of a non-statutory stock option, the optionee will recognize ordinary income for tax purposes measured by the excess of the then fair market value of the shares over the exercise price. Any taxable income recognized by an optionee who is an employee of the Company will be subject to tax withholding by the Company. Upon resale of the shares by the optionee, any difference between the sales price and the fair market value at the time of exercise, to the extent not recognized as ordinary income as described above, will be treated as capital gain or loss. The Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income recognized by the optionee.

### Stock Appreciation Rights

An optionee who is granted a stock appreciation right will have taxable ordinary income subject to income and employment tax withholding, if an optionee is a U.S. employee, in the year of exercise, equal to the amount of the appreciation distribution. The Company will be entitled to a business expense deduction equal to the appreciation distribution for the taxable year of the Company in which the ordinary income is recognized by the optionee.

### Restricted Stock Awards

Upon receipt of a restricted stock award, a recipient generally recognizes ordinary taxable income in the amount of the excess of the then fair market value of the common stock over any consideration paid for the common stock. However, if the common stock is subject to a "substantial risk of forfeiture" (such as a requirement that the recipient continue in the employ of the Company in order to avoid a Company right of repurchase) and the recipient does not make an election under section 83(b) of the Code, the recipient will recognize ordinary taxable income upon the lapse of the risk of forfeiture, rather than at receipt, in an amount equal to the excess of the fair market value on the date of lapse over the purchase price. The taxable income will be subject to income and employment tax withholding, and the Company will be entitled to a corresponding income tax deduction. If the recipient makes an election under section 83(b) of the Code within 30 days of the grant, the recipient will recognize taxable income equal to the excess of the fair market value of the shares on the date of grant over the purchase price. The Company will be entitled to a deduction equal to the income recognized by the recipient. The consequences upon sale or disposition of the shares awarded or sold generally are the same as for common stock acquired under a non-statutory option (see above).

*Parachute Payments*

If the exercisability of an option or stock appreciation right is accelerated as a result of a Corporate Transaction or Change in Control, all or a portion of the value of the option or stock appreciation right at that time may be a "parachute payment" for purposes of the "excess parachute payment" provisions of the Code. Those provisions generally provide that if parachute payments to Officers, highly compensated employees, or employee stockholders exceed three times such an employee's average compensation for the five tax years preceding the Corporate Transaction or Change in Control, the employer corporation may not deduct any amount with respect to the parachute payment in excess of one times the average compensation, and the recipient is subject to a 20% excise tax on such excess over one times average compensation.

**DESCRIPTION OF THE ESPP**

*The current terms and provisions of the ESPP are summarized below. This summary does not purport to be a complete description of the ESPP and is qualified in its entirety by the ESPP previously filed as an Exhibit to our Annual Report on Form 10-K. Copies of the ESPP and proposed amendments may be obtained by any stockholder upon written request to the Secretary of the Company at its corporate office in Fremont, California.*

All employees, including Officers and Directors who are employees, regularly employed by the Company or its designated subsidiaries 20 or more hours per week and five or more months each year, are eligible to participate in the ESPP. Participation begins as of the first enrollment date following employment. However, any person who holds 5% or more of the Common Stock of the Company or any of its subsidiaries is prohibited from participating in the ESPP. Any eligible employee may enroll in the ESPP on the enrollment dates established by the Plan administrator. Currently, the enrollment date for existing employees is the first trading day of May each year. For new employees, the enrollment dates are scheduled to be the first trading day of May, September or January each year, depending upon their hire date. A participant may elect to terminate contributions to the ESPP at any time by giving written notice to the Company, and the participant will be deemed to have withdrawn from the ESPP immediately.

The ESPP is administered by the Compensation Committee of the Board (the "Plan Committee"). The Plan Committee may amend or terminate the ESPP at any time; however, stockholder approval is required for amendments that would increase the number of shares subject to the ESPP. The Company must also solicit stockholder approval to the extent required by Section 423 of the Code, or other applicable laws, rules or regulations, or if the Board determines stockholder approval is advisable.

No employee is permitted under the ESPP to purchase Common Stock at a rate which exceeds the lesser of: (i) the rate set by the Plan Committee, or (ii) $25,000 of fair market value of Common Stock, determined as of the enrollment date. In the event that the Company's outstanding Common Stock is affected by reason of any stock dividend, stock split, combination of shares, recapitalization or other change affecting the outstanding Common Stock as a class without receipt of consideration, to prevent dilution or enlargement of the rights of participants under the ESPP, appropriate adjustments will be made to any or all of the following: the number of shares issuable under the Plan; the maximum number of shares which may be purchased by any one participant during a single purchase period or over the term of the Plan; and the number of shares and price per share payable under outstanding purchase rights.

Participating employees may elect to make contributions to the ESPP at a rate equal to any whole percentage up to a maximum of 15% of the employee's gross pay per pay period. Gross pay includes an employee's regular base earnings but does not include: (i) overtime payments, bonuses, commissions, profit-sharing distributions or other incentive-type payments, and (ii) any contributions by the Company or its corporate affiliates for the employee's benefit under a health or welfare plan. The length of each offering period is established from time to time by the Plan Committee, but may not exceed 24 months. Current offerings are 12 months, running from May 1 to April 30, with three purchase periods of four months each, ending April 30, August 31 and December 31. On the last trading day of each purchase period, the Company will apply the funds then in the employee's account to the purchase of shares. The price of each share purchased is 85% of the lower of the closing price of the Common Stock on (i) the first trading day in the enrollment period in which the purchase is made or (ii) the purchase date.

**Federal Income Tax Consequences**

The following description is only a brief summary of certain United States federal income tax consequences relating to the ESPP and is not intended to be exhaustive. Interested parties should consult their own advisors as to specific tax consequences, including the application and effect of foreign, state and local tax laws. Reference is made to the Code and the regulations promulgated thereunder, for a complete statement of all relevant federal tax provisions.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423(b) of the Code. Under these provisions, no income is taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax, depending in part on how long the shares are held by the participant. If the shares are sold or otherwise disposed of more than one year after acquisition and two years from the first day of the offering period, the participant will recognize ordinary income measured as the lesser of (a) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (b) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of this holding period, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares were purchased by the participant over the participant's purchase price. Any additional gain or loss on the sale or disposition will be capital gain or loss. The Company is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by participants upon a sale or disposition of shares before the expiration of the holding period described above.